UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022

Commission File Number: 001-40876

IHS Holding Limited

(Translation of registrant’s name into English)

1 Cathedral Piazza

123 Victoria Street

London SW1E 5BP

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

EXHIBIT INDEX

Exhibit No.	Description

99.1

Condensed Consolidated Interim Financial Statements of IHS Holding Limited for the three and six months ended June 30, 2022 and Management’s Discussion and Analysis of Financial Condition and Results of Operations

99.2	Extension Request Notice and Amendment Letter to the IHS Holding Bridge Facility dated 10 August 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IHS Holding Limited

Date: August 16, 2022	By:	/s/ Steve Howden
Steve Howden
Executive Vice President and Chief
Financial Officer